Exhibit 99.1

VINCI PARTNERS ANNOUNCES R$128 MILLION SECOND CLOSE FOR WATER AND SEWAGE STRATEGY

Rio de Janeiro, August 24, 2021 -- Vinci Partners Investments Ltd. (NASDAQ: VINP) ("Vinci Partners”, “we”, “us”, or “our”), the controlling company of a leading alternative investment platform in Brazil, announced today the closing of R$127.7 million in capital commitments for “Vinci Infraestrutura Água e Saneamento Strategy Fundo de Investimento em Participações em Infraestrutura”, or “VIAS”, a fund managed by the Vinci Partners Infrastructure strategy.

VIAS is a private equity style fund focused on investing private capital into the privatization of state-owned companies and concessions that provide water and sewage services for the Brazilian population. This fundraising marks the second closing for the VIAS strategy, which has raised so far approximately R$384 million and expects to raise up to R$1.0 billion in capital commitments.

José Guilherme Souza, partner and Head of Infrastructure for Vinci Partners, said, “Our team is very pleased with this successful second closing for VIAS. We believe there is a great opportunity to deploy capital in the sector, as new privatizations and concessions are announced by the government. We are confident that with the pipeline of assets ahead of us, we are well positioned to deliver strong returns to our investors.”

About Vinci Partners Infrastructure

Our infrastructure core plus strategy seeks to have exposure to real assets related to physical infrastructure, through investments in equity and debt instruments across several sectors, including but not limited to power generation and transmission, transportation and logistics, and water & sewage. The infrastructure team aims control or control-oriented positions in brownfield and greenfield opportunities and employs active hands-on management of assets and operations.

About Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Vinci Partners' business segments include private equity, public equities, real estate, credit, infrastructure, hedge funds, and investment products and solutions, each managed by dedicated investment teams with an independent investment committee and decision-making process. We also have a financial advisory business, focusing mostly on pre-initial public offering, or pre-IPO, and merger and acquisition, or M&A, advisory services for Brazilian middle-market companies.

Forward-Looking Statements

This press release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

Contact Information

USA Media Contact

Nick Lamplough / Kate Thompson / Katie Villany

Joele Frank, Wilkinson Brimmer Katcher

+1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

+55 (21) 3114-0779

Investor Contact

ShareholderRelations@vincipartners.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240